UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 20, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Altisource Portfolio Solutions S.A.

File No. 001-34354 - CF#35580

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     Altisource Portfolio Solutions S.A. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the exhibits to a Form 10-Q filed on October 26, 2017.

     Based on representations by Altisource Portfolio Solutions S.A. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.8	through August 31, 2025
Exhibit 10.9	through August 31, 2025

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary